UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934

AmpliTech Group, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

03211Q 10 1
(CUSIP Number)

Joshua D. Brinen, Esq.
Brinen & Associates, LLC
7 Dey Street, Suite 1503
New York, New York 10007
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON DRB Consulting, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,858,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,858,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,858,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on a total of 19,994,863 shares of the issuer’s common stock outstanding as of August 16, 2013.

CUSIP No. 03211Q 10 1

Item 1.  SECURITY AND ISSUER

This statement on Schedule 13D relates to the shares (the “Shares”) of common stock, par value $0.001 per share, of AmpliTech Group, Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is located at 35 Carlough Road #3, Bohemia, New York 11716.

Item 2.  IDENTITY AND BACKGROUND

(a)  This statement is filed by DRB Consulting, Inc., a New York corporation (the “Reporting Person”). The Reporting Person is a private corporation holding Shares of the Issuer. Mr. David R. Behanna is the sole shareholder and President of the Reporting Person (the “President”).

(b)  The principal business address of the Reporting Person and the President is 36 Mount Grey Road, Setauket, New York 11733.

(c)  The principal business of the Reporting Person and President is providing consulting services in the fields of accounting, tax, finance and business management.

(d)  Neither the Reporting Person nor the President has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  Neither the Reporting Person nor the President has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a corporation formed under the laws of New York. The President is a citizen of the United States of America.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 1,858,000 Shares reported herein are held in the name of the Reporting Person. Of the aggregate 1,858,000 Shares, a total of 1,658,000 Shares were received by the Reporting Person in connection with the Issuer’s reverse merger share exchange with its wholly-owned subsidiary, AmpliTech, Inc. (the “Subsidiary”). Such Shares were issued to the Reporting Person based on its ownership in the Subsidiary. The Reporting Person originally acquired such Shares pursuant to a Consulting Agreement between the Reporting Person and the Subsidiary executed on September 1, 2011 (the “Consulting Agreement”). In addition, 150,000 Shares were issued to the Reporting Person on or around September 10, 2013 for consulting services rendered to the Issuer from April through August 2013.

On September 25, 2013, the Reporting Person purchased 50,000 Shares from an unrelated third party in a private transaction, at a price of $0.05 per share. Such Shares were acquired with working capital managed by the President.

Item 4.  PURPOSE OF TRANSACTION.

The Reporting Person acquired the Shares because it believes the Shares are undervalued and represent an attractive investment opportunity. The Reporting Person has provided and may continue to provide the Issuer with consulting services related to the Issuer’s accounting, tax, finance and management. The Reporting Person may enter into discussions with the Issuer or its management, board of directors or stockholders that may relate to governance and board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and the future of the Issuer. The Reporting Person may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. All of the Shares beneficially owned by the Reporting Person, and to which this Schedule 13D relates, are held as an investment in the Issuer.

Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subsections (a) thorough (j) of Item 4 of Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE COMPANY

(a)  The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based on the 19,994,863 Shares issued and outstanding as of August 16, 2013, which is the total number of Shares issued and outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ending June 30, 2013, as filed on August 19, 2013.

As of October 2, 2013, the Reporting Person may be deemed to beneficially own 1,858,000 Shares, constituting approximately 9.3% of the Shares outstanding.

(b)  The Reporting Person has the sole voting and dispositive powers over 1,858,000 Shares, which control is exercised at the sole discretion of the President.

(c)  The Reporting Person, acting at the direction of the President, effectuated the purchase of 50,000 Shares in a private transaction with an unrelated third party on September 25, 2013. The 50,000 Shares were purchased at $0.05 per share pursuant to an executed Stock Purchase Agreement.

(d)  No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)  Not applicable.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DRB CONSULTING, INC.

Dated: October 2, 2013	By:	/s/ David R. Behanna
David R. Behanna
President